UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

TECHTARGET, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87874R308

(CUSIP Number)

Rupert Hopley

Brian Vasandani

Informa PLC

5 Howick Place

London, SW1P 1WG

UK

+44 (20) 8052-0400

Copy to:

John A. Healy

Benjamin K. Sibbett

Jonathan D. Bobinger

Clifford Chance US LLP

Two Manhattan West

375 9th Avenue

New York, New York 10001

(212) 878-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87874R308		Page 2 of 28 Pages
(1)	NAMES OF REPORTING PERSONS Informa PLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 41,651,366
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 41,651,366
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,651,366
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.29%*
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 87874R308		Page 3 of 28 Pages
(1)	NAMES OF REPORTING PERSONS Informa Jersey Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 41,651,366
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 41,651,366
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,651,366
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.29%*
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 87874R308		Page 4 of 28 Pages
(1)	NAMES OF REPORTING PERSONS Informa Group Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 41,651,366
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 41,651,366
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,651,366
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.29%*
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 87874R308		Page 5 of 28 Pages
(1)	NAMES OF REPORTING PERSONS Informa Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 41,651,366
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 41,651,366
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,651,366
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.29%*
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 87874R308		Page 6 of 28 Pages
(1)	NAMES OF REPORTING PERSONS Informa US Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 41,651,366
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 41,651,366
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,651,366
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.29%*
(14)	TYPE OF REPORTING PERSON CO

* Based on 29,802,846 shares of Common Stock outstanding on December 2, 2024.

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of TechTarget, Inc., a Delaware corporation, formerly named Toro CombineCo, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 275 Grove Street, Newton, Massachusetts 02466.

Item 2.	Identity and Background

(a)–(c), (f)

This Schedule 13D is being filed jointly by the following persons (each a "Reporting Person," and collectively the "Reporting Persons"):

•	Informa PLC ("Informa") is a public limited company organized under the laws of England and Wales. The principal business of Informa is being an international B2B events, B2B digital services, and academic markets group that owns and operates a range of specialist brands delivering unique connections, specialist data, information, and intelligence to B2B companies, professionals, educational institutions, research funders, and academics worldwide. The principal office address of Informa is 5 Howick Place, London, UK, SW1P 1WG.

•	Informa Jersey Limited ("IJL"), a company organized under the laws of Jersey, Channel Islands, is a holding company and a direct, wholly owned subsidiary of Informa. The principal office address of IJL is 5 Howick Place, London, UK, SW1P 1WG.

•	Informa Group Holdings Limited ("IGHL"), a private company organized under the laws of England and Wales, is a direct, wholly owned subsidiary of IJL. The principal business of IGHL is to operate the treasury function on behalf of Informa. The principal office address of IGHL is 5 Howick Place, London, UK, SW1P 1WG.

•	Informa Group Limited ("IGL"), a private company organized under the laws of England and Wales, is a direct, wholly owned subsidiary of IGHL. The principal business of IGL is to act as a holding company and to provide shared services for the Informa group. The principal office address of IGL is 5 Howick Place, London, UK, SW1P 1WG.

•	Informa US Holdings Limited ("Informa HoldCo"), a private company organized under the laws of England and Wales, is a holding company and a direct, wholly owned subsidiary of IGL. The principal office address of Informa HoldCo is 5 Howick Place, London, UK, SW1P 1WG.

The name, residence or business address, citizenship, present principal occupation or employment, and name, principal business, and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of each of the Reporting Persons are set forth in Annexes I through V hereto and are incorporated herein by reference.

(d)–(e)

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the directors or executive officers of such Reporting Persons listed on Annexes I through V hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interests in the Common Stock reported herein as beneficially owned pursuant to the terms of the Agreement and Plan of Merger, dated as of January 10, 2024 (the "Transaction Agreement"), among TechTarget, Inc. (which in the Merger described below was renamed TechTarget Holdings Inc.) ("Legacy TechTarget"), the Issuer (then named Toro CombineCo, Inc.), Toro Acquisition Sub, LLC, Informa, Informa HoldCo, and Informa Intrepid Holdings Inc. ("Informa Intrepid"). The Transaction Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference.

On December 2, 2024 (the "Closing Date"), pursuant to the terms of the Transaction Agreement, (i) Informa HoldCo contributed (a) all of the issued and outstanding shares of capital stock of Informa Intrepid, plus (b) $350 million in cash (the "Cash Contribution") to the Issuer in exchange for 41,651,366 shares of Common Stock; (ii) Merger Sub was merged with and into Legacy TechTarget, with Legacy TechTarget being the surviving corporation in the merger and becoming a direct, wholly owned subsidiary of the Issuer (the "Merger"); and (iii) as a result of the Merger, each issued and outstanding share of Legacy TechTarget's common stock, par value $0.001 per share, was converted (subject to certain exceptions) into the right to receive one share of Common Stock and a pro rata share of an amount in cash equal to $350 million. Immediately following the closing (the "Closing") of the transactions contemplated by the Transaction Agreement (the "Transactions"), Informa HoldCo was the holder of 41,651,366 shares of Common Stock, representing 58.29% of the outstanding shares of Common Stock.

The source of funds for the Cash Contribution was existing sources of Informa HoldCo, including cash on hand and cash from operations.

Item 4.	Purpose of Transaction

Purpose of the Transactions

The purpose of the Transactions was to combine the digital businesses of Informa's Informa Tech division (collectively, the "Informa Tech Digital Businesses") and Legacy TechTarget under a new publicly traded company, of which Informa will be the majority stockholder.

Plans or Proposals for the Issuer

As a major stockholder of the Issuer, Informa expects to continuously monitor its investment in the Issuer. Informa and the other Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer's financial condition, business, operations, prospects, and strategic alternatives, the market price from time to time of the Common Stock, conditions in the securities markets generally, conditions in the markets in which the Issuer and the Reporting Persons operate, general economic and industry conditions, the Reporting Persons' business objectives, and other relevant factors and future developments, to change their plans, proposals, and intentions at any time, as they deem appropriate. In particular, the Reporting Persons and their affiliates reserve the right, subject to the terms of the Stockholders Agreement and other agreements described below and to any applicable legal requirements, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities of the Issuer beneficially owned by them from time to time in public or private transactions, (iii) consider participating in a business combination or other extraordinary corporate transaction, (iv) make or propose changes in the Issuer's board of directors or management, and (v) make or propose changes in the Issuer's business strategy.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer's business or corporate structure;

•	changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)

Based on the most recent information available to the Reporting Persons, the aggregate number and percentage of the Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) beneficially owned by each Reporting Person is as set forth in boxes (11) and (13), respectively, on that Reporting Person's cover page in this Schedule 13D and that information is incorporated herein by reference. The percentage calculations are based on 29,802,846 shares of Common Stock outstanding on December 2, 2024.

(b)

Informa HoldCo directly holds 41,651,366 shares of Common Stock and as such is deemed to have sole voting power and sole dispositive power with respect to those 41,651,366 shares of Common Stock.

Informa HoldCo is a direct, wholly owned subsidiary of IGL; IGL is a direct, wholly owned subsidiary of IGHL; IGHL is a direct, wholly owned subsidiary of IJL; IJL is a direct, wholly owned subsidiary of Informa; and as such each of IGL, IGHL, IJL, and Informa is deemed to have shared voting power and shared dispositive power with respect to the 41,651,366 shares of Common Stock held directly by Informa HoldCo.

To the best knowledge of the Reporting Persons, none of the persons named in Annexes I through V hereto beneficially owns any shares of Common Stock.

(c)

Other than as disclosed in this Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons named in Annexes I through V hereto.

(d)

To the best knowledge of the Reporting Persons, other than each of the Reporting Persons no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported on herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

Stockholders Agreement

On the Closing Date, Informa, Informa HoldCo and the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference. The following summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof. For purposes of this summary, a reference to Informa's or Informa HoldCo's affiliates or subsidiaries does not include the Issuer or its subsidiaries.

Informa HoldCo's rights under the Stockholders Agreement vary based on its percentage share ownership of the Issuer. For purposes of the Stockholders Agreement:

•	"First Trigger Date" means the date that is 45 days following the earliest of (i) the date on which the Issuer notifies Informa HoldCo in writing of the "First Trigger" (the First Trigger being deemed to occur when Informa and its subsidiaries cease collectively to beneficially own more than 50% of the outstanding Common Stock), (ii) the date on which Informa HoldCo files a Schedule 13D amendment with the SEC that discloses the First Trigger, and (iii) the date on which the Group General Counsel or Chief Financial Officer of Informa gains actual knowledge of the First Trigger; but if on that 45th day Informa and its subsidiaries collectively beneficially own more than 50% of the outstanding Common Stock, the First Trigger and the First Trigger Date will be deemed to have not occurred.

•	"Second Trigger Date" means the date that is 45 days following the earliest of (i) the date on which the Issuer notifies Informa HoldCo in writing of the "Second Trigger" (the Second Trigger being deemed to occur when Informa and its subsidiaries cease collectively to beneficially own more than 40% of the outstanding Common Stock), (ii) the date on which Informa HoldCo files a Schedule 13D amendment with the SEC that discloses the Second Trigger, and (iii) the date on which the Group General Counsel or Chief Financial Officer of Informa gains actual knowledge of the Second Trigger; but if on that 45th day Informa and its subsidiaries collectively beneficially own more than 40% of the outstanding Common Stock, the Second Trigger and the Second Trigger Date will be deemed to have not occurred.

•	"Third Trigger Date" means the date that is 45 days following the earliest of (i) the date on which the Issuer notifies Informa HoldCo in writing of the "Third Trigger" (the Third Trigger being deemed to occur when Informa and its subsidiaries cease collectively to beneficially own at least 20% of the outstanding Common Stock), (ii) the date on which Informa HoldCo files a Schedule 13D amendment with the SEC that discloses the Third Trigger, and (iii) the date on which the Group General Counsel or Chief Financial Officer of Informa gains actual knowledge of the Third Trigger; but if on that 45th day Informa and its subsidiaries collectively beneficially own at least 20% of the outstanding Common Stock, the Third Trigger and the Third Trigger Date will be deemed to have not occurred.

•	"Fourth Trigger Date" means the date on which Informa and its subsidiaries cease collectively to beneficially own at least 10% of the outstanding Common Stock.

Corporate Governance

Board Composition

Pursuant to the Stockholders Agreement, effective as of the Closing, the Issuer's Board initially consisted of (i) four directors designated by Informa HoldCo; (ii) the Issuer's Chief Executive Officer; (iii) the non-executive Chair of the Board designated by Informa HoldCo; and (iv) three directors designated before the Closing by Legacy TechTarget.

Following the Closing and until the First Trigger Date, Informa HoldCo will have the right to designate at least a majority of the directors on the Issuer's Board, but at least one of those designees must not be an executive officer or employee of Informa or its subsidiaries, must otherwise qualify as an Independent Director, and must meet the requirements under the Exchange Act and the Nasdaq corporate governance listing standards for audit committee membership. After the First Trigger Date and until the Fourth Trigger Date, Informa HoldCo will have the right to designate a number of directors on the Issuer's Board that is proportionate to Informa and its subsidiaries' aggregate percentage beneficial ownership of outstanding Common Stock at the time of designation, rounded to the nearest whole person. After the Fourth Trigger Date, Informa HoldCo will not have the right to designate any directors on the Issuer's Board.

Under the Stockholders Agreement, an "Independent Director" is a director of the Issuer who is independent under the Nasdaq listing rules, with the proviso that a director of the Issuer who also is an employee, officer, or director of Informa or its subsidiaries cannot be deemed to fail the Nasdaq independence test solely because of holding that position with Informa or its subsidiaries.

In this summary, the directors that Informa HoldCo is entitled to designate for election or appointment to the Issuer's Board are sometimes referred to as the "Informa designees," and the remaining directors are sometimes referred to as the "non-Informa designees."

Until the Fourth Trigger Date, the non-Informa designees will be designated for election or appointment to the Issuer's Board by the Nominating and Corporate Governance Committee (the "Nominating Committee").

Chair

Until the Second Trigger Date, Informa HoldCo will have the right to nominate a member of the Issuer's Board as the Chair of the Board, and the Issuer will be required to take all actions necessary to cause the nominated person to be appointed as the Chair.

Lead Independent Director

Until the Second Trigger Date, if at any time the Chair of the Issuer's Board is an Informa designee and is not an Independent Director, the Nominating Committee will have the right to nominate an Independent Director to be the lead independent director. If at any time before the Second Trigger Date the Chair of the Issuer's Board is a non-Informa designee and is not an Independent Director, Informa HoldCo will have the right to nominate an Independent Director to be the lead independent director.

Director Nomination, Removal, and Vacancies

Under the Stockholders Agreement, at each stockholders meeting of the Issuer at which directors are to be elected, the Issuer is required to cause each Informa designee to be included in the slate of nominees recommended by the Issuer's Board to the stockholders for election and to use the Issuer's best efforts to cause the election of each Informa designee, including by soliciting proxies in favor of the election of the Informa designees.

If any Informa designee serving on the Issuer's Board ceases to serve for any reason, the resulting vacancy is to be filled promptly by the Issuer's Board with a substitute person designated by Informa HoldCo. The Issuer is required to take all actions necessary to facilitate the removal and replacement of any Informa designee upon request by Informa HoldCo.

If there is a vacancy on the Issuer's Board caused by the death, resignation, retirement, disqualification, removal from office, or other cause of any non-Informa designee, the Nominating Committee will have the sole right to designate a replacement; but until the Third Trigger Date, the Nominating Committee's designations must ensure that (x) the Issuer's then-current Chief Executive Officer serves on the Board as a non-Informa designee and (y) at least two non-Informa designees are Company Independent Directors and meet the independence requirements of the Nasdaq listing rules, and at least one non-Informa designee is an "audit committee financial expert" under Item 407(d)(5) of Regulation S-K.

A "Company Independent Director" is an Independent Director who is not a present or former director, officer, or employee of Informa or its subsidiaries and would qualify as an independent director of Informa under the Nasdaq listing rules if Informa were listed on Nasdaq.

Controlled Company

The Stockholders Agreement provides that unless otherwise agreed by Informa HoldCo, when Informa and its subsidiaries collectively beneficially own more than 50% of the outstanding Common Stock, the Issuer will avail itself of all available "Controlled Company" exemptions from Nasdaq's corporate governance listing standards. At any time when the Issuer does not qualify as a "Controlled Company" under Nasdaq's corporate governance listing standards, Informa HoldCo is required to cause the Informa designees to include enough persons who qualify as an "independent director" under Nasdaq's corporate governance listing standards to ensure the Issuer's compliance with those listing standards.

Committees

The Stockholders Agreement provides that the Issuer's Board will have an Audit Committee, a Nominating Committee, a Compensation Committee, and such other committees as determined by the Board or as required to comply with the Exchange Act and Nasdaq's corporate governance listing standards.

•	The Audit Committee is to consist of not less than three directors, all of whom must be Independent Directors and meet all other requirements of the Exchange Act and Nasdaq's corporate governance listing standards for audit committee membership. Until the Third Trigger Date, Informa HoldCo will be entitled to designate at least one member of the Audit Committee.

•	The Nominating Committee is to consist of not less than three directors, a majority of whom must be Company Independent Directors who are not Informa designees.

The Stockholders Agreement contemplates that the Issuer's Board will establish an ad hoc "RPT Committee" from time to time to review certain categories of related party transactions between the Issuer and its subsidiaries, on the one hand, and Informa and its subsidiaries and certain other related persons, on the other. Each RPT Committee is to consist of at least three directors, all of whom must be Independent Directors and all but one of whom must be Company Independent Directors who are non-Informa designees and whose membership on the RPT Committee is approved by a majority of the Independent Directors.

Until the Third Trigger Date, Informa HoldCo will have the right to designate for membership on the Compensation Committee, and on each other Board committee and subcommittee except the Audit Committee, the Nominating Committee, and any RPT Committee, a number of directors that is proportionate to Informa and its subsidiaries' aggregate percentage beneficial ownership of outstanding Common Stock at the time of designation. Until the Second Trigger Date, Informa HoldCo will have the right to designate the Chair of each such other committee and subcommittee.

Informa Designees' Confidentiality and Information-Sharing Rights and Obligations

The Stockholders Agreement provides that subject to applicable law, each Informa designee serving on the Issuer's Board will keep confidential any information about the Issuer and its affiliates they receive as a result of being a director on the Issuer's Board, but (i) no such duty of confidentiality applies to information that is or becomes available to the public, and (ii) each such director can disclose that information to Informa and its subsidiaries, their representatives, and the director's advisors. The Stockholders Agreement further provides that to the fullest extent permitted by applicable law, no Informa designee will have any duty to disclose to the Issuer, its Board, or any Board committee or subcommittee, any confidential information of Informa or any of its affiliates even if such information is material and relevant, and no Informa designee will be liable to the Issuer, any of its stockholders, or any other person or entity, for breach of any duty as a director (including the duty of loyalty or any other fiduciary duties) by reason of the Informa designee's not disclosing such information.

Informa's Agreement to Vote for Non-Informa Designees

Until the Fourth Trigger Date, Informa and its subsidiaries are required to cause their shares of Common Stock to be present for quorum purposes at any meeting of the Issuer's stockholders and to vote in favor of all non-Informa designees nominated by the Nominating Committee in accordance with the Stockholders Agreement.

Informa's Consent Required for Certain Issuer Actions

The Stockholders Agreement provides that until the Second Trigger Date, without the prior written consent of Informa HoldCo, the Issuer will not, and will cause its subsidiaries not to, directly or indirectly, do any of the following:

•	any merger, consolidation, reorganization, conversion, or any other business combination involving the Issuer, or sale of all or substantially all of the consolidated assets of the Issuer;

•	any acquisition (including by merger, consolidation, acquisition of stock or assets, or otherwise) of any businesses, assets, operations, or securities comprising a business (other than capital expenditures) with a value in excess of $100 million in any transaction or series of related transactions;

•	any sale, transfer, lease, pledge, abandonment, or other disposition or exclusive license (in each case of the foregoing, including by merger, consolidation, reorganization, conversion, joint venture, sale of stock or assets, or otherwise) of any assets, businesses, interests, properties, securities, or entities with a value in excess of $40 million in any transaction or series of related transactions, other than sales or dispositions of obsolete assets in the ordinary course of business or to the Issuer or its wholly owned subsidiaries;

•	any redemption, repurchase, cancellation, or other acquisition, or any offer to redeem, repurchase, cancel, or otherwise acquire, any equity or equity linked securities of the Issuer or its subsidiaries, other than (A) repurchases of Common Stock in any calendar year that are approved by the Issuer's Board and do not in the aggregate exceed 5% of the Issuer's equity market capitalization as of December 31 of the previous year or (B) as required by the terms of the certain convertible notes issued before the Closing by Legacy TechTarget;

•	the declaration or payment of a cash or other dividend or any other distribution on any equity or equity linked securities of the Issuer or its subsidiaries, other than to the Issuer or its wholly owned subsidiaries;

•	any recapitalization, reclassification, spin-off, or combination of any equity or equity linked securities of the Issuer or its subsidiaries, other than a recapitalization, reclassification, or combination of equity or equity linked securities of a wholly owned subsidiary of the Issuer (and solely involving wholly owned subsidiaries of the Issuer) that remains a wholly owned subsidiary of the Issuer after the consummation of such transaction and that does not have any adverse tax consequences to Informa or its subsidiaries;

•	any incurrence, assumption, guarantee, repurchase, or other creation of indebtedness (including through the issuance of debt and debt-like securities, entry into any derivative transaction, or any counter-indemnity obligation in respect of any instrument issued by a bank or financial institution) in an aggregate principal amount that would result in the Issuer having a consolidated leverage ratio in excess of three-times its EBITDA, excluding (A) any indebtedness in respect of a revolving debt facility in existence as of the Closing Date or which has previously been approved pursuant to Informa HoldCo's consent right under the Stockholders Agreement, (B) any indebtedness solely among the Issuer and its wholly owned subsidiaries, and (C) any indebtedness provided by Informa or its subsidiaries;

•	making or committing to make in any calendar year period any capital expenditures in excess in the aggregate (on a consolidated basis) of 7.5% of the Issuer's total consolidated revenues for the prior fiscal year and, in any event, not less than the amount spent or committed in the prior fiscal year;

•	any initiation, adoption, or public proposal of a voluntary liquidation, dissolution, receivership, bankruptcy, or other insolvency proceeding involving the Issuer or its subsidiaries, other than a liquidation or dissolution of any wholly owned subsidiary of the Issuer;

•	any establishment, adoption, amendment, or termination of any equity incentive plan or arrangement;

•	any issuance, delivery, or sale, or authorization of the issuance, delivery, or sale, of any equity or equity linked securities of the Issuer or its subsidiaries, other than (A) pursuant to equity incentive plans and arrangements previously approved pursuant to Informa HoldCo's consent rights under the Stockholders Agreement and by the Issuer's Board, (B) to the Issuer or its wholly owned subsidiaries, (C) as required pursuant to the terms of certain convertible notes issued before the Closing by Legacy TechTarget, and (D) in the case of issuances of securities by any subsidiary of the Issuer located outside of the United States, de minimis issuances required by applicable law;

•	any termination of the employment of the Issuer's Chief Executive Officer (other than for cause (as defined in the applicable employment agreement)) or any appointment of a new Chief Executive Officer;

•	any amendment to the organizational documents (whether by merger, consolidation, or otherwise) of the Issuer or its subsidiaries, other than amendments to the organizational documents of any wholly owned subsidiary of the Issuer that does not disproportionately and adversely affect Informa HoldCo in its capacity as an indirect stockholder of such subsidiary as compared to other indirect stockholders of such subsidiary;

•	any establishment, adoption, material amendment, or termination of any disclosure controls and procedures of the Issuer; or

•	any authorization, agreement, or commitment to do any of the foregoing.

From the Second Trigger Date until the Third Trigger Date, without the prior written consent of Informa HoldCo, the Issuer may not, and must cause its subsidiaries not to, directly or indirectly, do any of the following:

•	any merger, consolidation, reorganization, conversion, or any other business combination involving the Issuer, or sale of all or substantially all of the consolidated assets of the Issuer, other than any such transaction that in substance is a sale of the Issuer in which the consideration to be received by the Issuer's stockholders for their shares of Common Stock is comprised of at least 90% cash;

•	any initiation, adoption, or public proposal of a voluntary liquidation, dissolution, receivership, bankruptcy, or other insolvency proceeding involving the Issuer or its material subsidiaries;

•	any amendment to the organizational documents (whether by merger, consolidation, or otherwise) of the Issuer that disproportionately and adversely affects Informa HoldCo in its capacity as a stockholder of the Issuer as compared to other stockholders of the same class of securities of the Issuer; or

•	any authorization, agreement, or commitment to do any of the foregoing.

Related Party Transactions

The Stockholders Agreement provides for a Related Party Transactions Policy that applies to transactions between the Issuer and its subsidiaries, on the one hand, and Informa and its subsidiaries and certain other related persons, on the other ("Related Party Transactions"). Until the Third Trigger Date, the Related Party Transactions Policy requires approval of an RPT Committee for, among other things and subject to certain exceptions: (i) any Related Party Transaction involving a payment above certain dollar thresholds; (ii) any material amendment to, or material modification or termination (other than as a result of expiration or non-renewal) of, or material waiver, material consent, or material election, under any previously approved Related Party Transaction (including Related Party Transactions contemplated by the transaction documents with respect to the Transactions); (iii) any Related Party Transaction for which Informa or its subsidiaries request approval from an RPT Committee; (iv) any matter under the Stockholders Agreement that expressly requires approval from an RPT Committee (including material amendment to or material modification of, or material waiver of the Issuer's rights under, the Stockholders Agreement); and (v) any Related Party Transaction that is otherwise material.

Corporate Opportunities

The Stockholders Agreement provides that except as otherwise set forth in the Stockholders Agreement or agreed in writing by the Issuer and Informa, to the fullest extent permitted by applicable law Informa and its subsidiaries will have no duty to refrain from (i) engaging in the same or similar activities or lines of business as the Issuer or (ii) doing business with any client, customer, or vendor of the Issuer, and to the fullest extent permitted by applicable law none of Informa, its subsidiaries, or their respective officers, directors, or employees will be deemed to have breached their fiduciary duties, if any, to the Issuer solely by reason of engaging in any such activity. Subject to certain corporate opportunities provisions of the Stockholders Agreement described below, except as otherwise agreed in writing by the Issuer and Informa, if Informa acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Issuer and Informa, to the fullest extent permitted by applicable law none of Informa, its subsidiaries, or their respective officers, directors, or employees will be liable to the Issuer or its stockholders for breach of any fiduciary duty as a stockholder or controlling person or director or officer of the Issuer if Informa or any of its subsidiaries acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another entity, or otherwise does not communicate information regarding such corporate opportunity to the Issuer, and to the fullest extent permitted by applicable law the Issuer renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Issuer.

The Stockholders Agreement provides that except as otherwise agreed in writing by the Issuer and Informa, if a director or officer of the Issuer who is also a director, officer, or employee of Informa or any of its subsidiaries, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Issuer and Informa, to the fullest extent permitted by applicable law such director or officer will have fully satisfied and fulfilled their fiduciary duty with respect to such corporate opportunity, and to the fullest extent permitted by applicable law the Issuer renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Issuer, if such director or officer acts in a manner consistent with the following policy:

•	a corporate opportunity offered to any individual who is a director but not an officer or employee of the Issuer and who is also a director, officer, or employee of Informa or any of its other subsidiaries, will belong to the Issuer only if the opportunity is expressly offered to that individual solely in that individual's capacity as a director of the Issuer; and otherwise, will belong to Informa; and

•	a corporate opportunity offered to any individual who is an officer or employee of the Issuer and who is also a director, officer, or employee of Informa or any of its other subsidiaries, will belong to the Issuer, unless the opportunity is expressly offered to that individual in the capacity of a director, officer, or employee of Informa or its subsidiaries, in which case the opportunity will belong to Informa.

For this purpose, corporate opportunities include business opportunities that the Issuer is financially able to undertake and that are, from their nature, in the line of the Issuer's business, are of practical advantage to it, and but for the corporate opportunities provisions set forth in the Stockholders Agreement described above, are ones in which the Issuer would have an interest or a reasonable expectancy.

The Issuer's amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring or holding any interest in the shares of capital stock of the Issuer will be deemed to have notice of and consented to the corporate opportunities and certain other provisions of the Stockholders Agreement.

Restrictions on Transfers and Acquisitions of Common Stock by Informa and its Subsidiaries

Lock-up

Until the first to occur of (i) the two-year anniversary of the Closing Date and (ii) the Third Trigger Date, under the Stockholders Agreement Informa and its subsidiaries will be prohibited from transferring shares of Common Stock to any person or entity that is not a controlled affiliate of Informa, unless the transfer is approved by an RPT Committee.

Transfers to Competitors

Until the Third Trigger Date, under the Stockholders Agreement Informa and its subsidiaries will be prohibited from transferring shares of Common Stock to any person or entity that is engaged in any Competitive Business unless the transfer (i) is approved by an RPT Committee, (ii) occurs in a transaction or series of related transactions in which the transferee acquires all of the outstanding equity securities of the Issuer, or (iii) the portion of the transferee's revenues that is attributable to a Competitive Business is reasonably believed by Informa, after due inquiry of the transferee, to be less than 25% of the Issuer's revenues reflected in the Issuer's latest annual consolidated financial statements at the time of the transfer.

For this purpose, a "Competitive Business" is any business that offers (i) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (ii) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (iii) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services.

Standstill Restrictions

The Stockholders Agreement provides that until the two-year anniversary of the Closing Date, subject to certain exceptions, Informa and its subsidiaries may not directly or indirectly effect, or seek, offer, or propose to effect, or announce any intention to effect, or otherwise participate in or knowingly encourage (A) any acquisition by a person or entity, other than the Issuer, of Common Stock (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination, conversion, transfer, domestication, or other similar transaction involving the Issuer or its subsidiaries that would result in Informa and its subsidiaries' aggregate percentage beneficial ownership of outstanding Common Stock at that time being greater than it was on the Closing Date; (B) any financing of the acquisition by a person or entity, other than the Issuer, of any Common Stock or any security convertible into Common Stock; (C) any recapitalization, restructuring, liquidation, dissolution, or change of control transaction; or (D) any "solicitation" of "proxies" (as those terms are used in the SEC's proxy rules) to vote any shares of Common Stock or any consent solicitation or stockholder proposal. During the same two-year period, subject to certain exceptions, Informa and its subsidiaries will also be prohibited from (i) taking any action which would or would reasonably be expected to cause the Issuer to make a public announcement under applicable law regarding any of the foregoing; (ii) forming, joining, or in any way participating in a "group" (as defined under the Exchange Act) with respect to the Issuer or entering into any voting agreement or otherwise acting in concert with any person, entity, or group in respect of any shares of Common Stock; (iii) except in accordance with the Stockholders Agreement, otherwise acting, alone or in concert with others, to seek representation on the Issuer's Board; (iv) entering into any discussions or arrangements with any person or entity with respect to any of the foregoing; or (v) requesting that the Issuer amend or waive any of these standstill provisions.

Until the Fourth Trigger Date, subject to certain exceptions, Informa and its subsidiaries will be prohibited from directly or indirectly effecting, or seeking, offering, or proposing to effect, or announcing any intention to effect, or otherwise participating in or knowingly encouraging, any transaction involving the Issuer or subsidiaries that would result in Informa and its subsidiaries' aggregate, fully diluted percentage beneficial ownership of the Issuer at that time being greater than 60%. This prohibition does not apply to a take-private transaction that complies with certain requirements set forth in the Stockholders Agreement that are described below.

Take-Private Transactions

The Stockholders Agreement requires that before the two-year anniversary of the Closing Date, any proposal by Informa or its subsidiaries to engage in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the outstanding Common Stock held by stockholders other than Informa and its subsidiaries must be (i) approved by an RPT Committee and (ii) approved by a majority of the Issuer's stockholders other than Informa and its subsidiaries.

After the two-year anniversary of the Closing Date and until the Second Trigger Date, any proposal by Informa or its subsidiaries to engage in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the outstanding Common Stock held by stockholders other than Informa and its subsidiaries must be either (as elected by Informa HoldCo in its sole discretion) (i) approved by an RPT Committee or (ii) approved by a majority of the Issuer's stockholders other than Informa and its subsidiaries.

Disparate Treatment in Change of Control Transactions

The Stockholders Agreement provides that before the Second Trigger Date, subject to certain exceptions, Informa and its subsidiaries may not, directly or indirectly, enter into any definitive agreement or participate in any transaction that provides for a change of control of the Issuer if as a result of the transaction Informa or its affiliates would receive per share consideration in respect of its Common Stock in excess of the per share consideration to be received by the other holders of Common Stock.

Additional Securities of Issuer

Preemptive Rights and Percentage Maintenance Share

Under the Stockholders Agreement, Informa HoldCo has the right, without the need for approval by an RPT Committee, to purchase additional shares of Common Stock or other equity securities of the Issuer under certain circumstances pursuant to "Pre-Agreed Procedures" set forth in the Stockholders Agreement. These Pre-Agreed Procedures give Informa HoldCo the option (but not the obligation) to, among other things, (i) purchase additional shares of Common Stock or other equity securities to be sold by the Issuer in capital-raising transactions or when shares of Common Stock or other equity securities of the Issuer are issued as consideration in acquisition transactions and in certain other circumstances and (ii) purchase additional shares of Common Stock up to its percentage maintenance share in connection with the issuance of compensatory equity awards by the Issuer.

Issuer's Obligation to Provide Financial and Other Information to Informa

Until the Third Trigger Date, the Issuer will be required under the Stockholders Agreement to provide Informa with specified monthly, quarterly, and annual financial, tax, and accounting information as well as such additional information as Informa may reasonably request. The Issuer also will be required (i) to deliver to Informa drafts of the Issuer's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q before publicly filing them with the SEC and (ii) to consult with Informa in preparing all reports, notices, and proxy and information statements to be sent or made available by the Issuer to its security holders.

The Issuer must cooperate as reasonably requested by Informa in connection with the preparation of Informa's press releases and Informa's and its subsidiaries' other filings with any governmental authority, any securities exchange, or otherwise made publicly available. Additionally, the Issuer must (i) provide Informa with information reasonably requested by Informa in connection with Informa's press releases and public filings and (ii) review drafts of those press releases and filings as reasonably requested by Informa.

Limits on Informa Acquiring Competing Businesses

Until the Second Trigger Date, the Stockholders Agreement will prohibit Informa and its subsidiaries from acquiring any entity engaged in a Competitive Business anywhere in the world. But this prohibition will not apply to (i) aggregate ownership by Informa and its subsidiaries of less than 10% of the total equity ownership of an entity engaged in that Competitive Business or (ii) acquisitions by Informa or its subsidiaries of any business or entity engaged in a Competitive Business so long as no more than 25% of the business's or entity's revenues are attributable to the Competitive Business. Also, Informa and its subsidiaries may acquire a diversified business or entity that derives more than 25% of its revenues from a Competitive Business, provided that Informa and its subsidiaries divest the portion attributable to the Competitive Business in excess of the 25% threshold within 18 months following consummation of the acquisition. The Stockholders Agreement does not prohibit Informa or its subsidiaries from owning, managing, or operating any business conducted by any of them on the Closing Date or any other business that is directly related to a business conducted by Informa or its subsidiaries on the Closing Date.

Mutual Employee Non-Solicitation

In the Stockholders Agreement, Informa and the Issuer agree that until the Second Trigger Date, subject to certain exceptions, neither will directly or indirectly solicit the employment of, or employ, certain employees of the other without the other's prior written consent.

Informa's Stockholders Agreement Rights are Assignable

Informa and Informa HoldCo are allowed to assign their rights under the Stockholders Agreement (i) to any subsidiary of Informa, or (ii) before the Third Trigger Date, to any other person or entity to whom Informa or any of its subsidiaries has transferred all of the Common Stock then beneficially owned by Informa and its subsidiaries in accordance with the Stockholders Agreement.

Termination

The Stockholders Agreement automatically terminates if Informa and its subsidiaries no longer beneficially own any outstanding shares of Common Stock, but certain provisions survive termination.

Registration Rights Agreement

On the Closing Date, Informa HoldCo and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement" or "RRA"). The RRA is an exhibit to this Schedule 13D and is incorporated herein by reference. The following summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

Under the RRA, Informa HoldCo or its permitted assignees may require the Issuer to register all or any portion of its "registrable securities" under the Securities Act of 1933, as amended (the "Securities Act"), to facilitate offers and sales of those securities (a "demand registration"). The registrable securities are the shares of Common Stock that Informa HoldCo acquired at the Closing plus any shares of Common Stock subsequently acquired from the Issuer and any securities into which those shares may be converted or reclassified. The Issuer will not be required to effect a demand registration (i) within 180 days after the effective date of a previous demand registration or if a shelf registration already covers the same registrable shares or (ii) if the demand request is for a number of registrable securities below the minimum threshold amount specified in the RRA.

Under certain circumstances, the Issuer may defer the filing of a registration statement after a request for a demand registration has been made, if the Issuer's Board determines in its reasonable business judgment that the registration would require the Issuer to prematurely disclose material non-public information.

Under the RRA, Informa HoldCo also has "piggyback" registration rights, allowing Informa HoldCo and its permitted assignees, subject to certain conditions, to include their registrable securities in future registrations of equity securities by the Issuer and in any offerings or sales of securities made pursuant to those registrations. These piggyback rights apply both to primary offerings by the Issuer and to secondary offerings by or on behalf of other stockholders.

Under the RRA, the Issuer is required to pay all fees and expenses in connection with any registration it covers, except brokerage fees, underwriting discounts and selling commissions, and stock transfer taxes payable in respect of the sale of registrable securities by the registering holders. The RRA contains additional customary provisions for agreements of this type, including agreements by the Issuer to make its management available for road show presentations and other information meetings reasonably organized by the underwriters in connection with any underwritten offerings and to indemnify Informa HoldCo and its affiliates with respect to certain liabilities resulting from participations in offers and sales of securities pursuant to registrations provided for in the RRA.

Informa HoldCo can transfer its rights under the RRA to any permitted transferee under the Stockholders Agreement. The rights of Informa HoldCo and its permitted transferees under the RRA remain in effect with respect to its registrable securities until those securities (i) have been disposed of pursuant to an effective registration statement or sold to the public or (ii) are eligible for resale by the holder under Rule 144 under the Securities Act without regard to current public information requirements or volume or manner-of-sale restrictions.

Tax Matters Agreement

On the Closing Date, the Issuer, Informa, Informa USA, Inc., Informa Tech LLC, and Informa Intrepid entered into a Tax Matters Agreement (the "Tax Matters Agreement" or "TMA"). The TMA is an exhibit to this Schedule 13D and is incorporated herein by reference. The following summary of the terms of the TMA is not a complete description thereof and is qualified in its entirety by the full text thereof.

The TMA governs certain rights, responsibilities, and obligations with respect to taxes of the Issuer, Informa, and their respective subsidiaries, including taxes arising in the ordinary course of business, taxes, if any, incurred as a result of certain of the Transactions, and taxes resulting from any failure of those transactions to qualify for tax-free treatment for U.S. federal income tax purposes. The TMA also sets forth certain obligations of the parties with respect to the filing of tax returns, the allocation and utilization of tax attributes and benefits, tax elections, the administration of tax contests, and assistance and cooperation on tax matters.

Under the TMA, the Issuer is required to make certain payments to Informa based on the deferred revenue of Informa Tech LLC as of the Closing and on certain tax deductions that the Issuer is able to take after the Closing based on activities funded by Informa.

The TMA imposes limitations on the ability of the Issuer and its subsidiaries to engage in certain transactions or other activities that could have adverse tax consequences for Informa.

Under the TMA, the Issuer and Informa each are required to indemnify the other in respect of certain tax matters.

Credit Agreement

On the Closing Date, the Issuer, as borrower, Legacy TechTarget, as guarantor, and IGHL, as administrative agent, entered into a Credit Agreement with the lenders from time to time party thereto (the "Credit Agreement") with respect to a $250 million unsecured five-year revolving credit facility (the "Credit Facility"). The Credit Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference. The following summary of the terms of the Credit Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

Under the Credit Agreement, the Credit Facility expires on December 2, 2029 (the "Maturity Date") and is guaranteed by the Issuer's existing and future material, wholly owned domestic subsidiaries, subject to customary exceptions. The Credit Facility also contains an expansion option permitting the Issuer to request incremental commitments of up to the greater of (A) $125 million and (B) 100.0% of Consolidated EBITDA (as defined in the Credit Agreement) of the trailing four fiscal quarters plus an unlimited amount, so long as the Consolidated Senior Secured Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 2.50 to 1.00, from lenders that elect to make such incremental commitments available, upon the satisfaction of certain conditions.

The Credit Agreement provides that borrowings under the Credit Facility bear interest at the Issuer's option as follows: (1) SOFR Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the Term SOFR (as defined in the Credit Agreement) plus a margin of between 2.50% and 3.00% per annum, depending on the Issuer's Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) plus a 0.10% credit spread adjustment; and (2) ABR Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the highest of (a) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 1/2 of 1.0%, (b) the "prime rate" appearing in the "Money Rates" section of The Wall Street Journal, and (c) the Daily SOFR Rate (as defined in the Credit Agreement) plus 1.00%, plus in each case a margin of between 1.50% and 2.00% per annum, depending on the Issuer's Consolidated Total Net Leverage Ratio. In no event will SOFR Loans or ABR Loans bear interest at a rate lower than 0.0%.

As required under the Credit Agreement, the Issuer paid the Administrative Agent on the Closing Date a funding fee equal to 0.75% of the aggregate principal amount of the commitments under the Credit Facility. In addition, the Issuer is required to pay a commitment fee of between 0.30% and 0.50% per annum (depending on the Issuer's Consolidated Total Net Leverage Ratio) based on the average daily unused amount of commitments under the Credit Facility.

Under the Credit Agreement, the Issuer is required to maintain (i) a Consolidated Total Net Leverage Ratio of 3.00 to 1.00 or less; provided that the maximum Consolidated Total Net Leverage Ratio will, at the Issuer's election, be increased to 3.50 to 1.00 for the four consecutive fiscal quarters following the consummation of any Permitted Acquisition (as defined in the Credit Agreement) by the Issuer in which the aggregate cash consideration exceeds $150 million and (ii) a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of at least 3.00 to 1.00. The Consolidated Total Net Leverage Ratio and Consolidated Interest Coverage Ratio will be tested beginning with the first full fiscal quarter ending after the Closing.

The Credit Agreement provides that borrowings under the Credit Facility are prepayable at the Issuer's option in whole or in part without premium or penalty. Amounts borrowed under Credit Facility may be repaid and reborrowed from time to time prior to the Maturity Date. There is no scheduled amortization under the Credit Facility.

The Issuer's obligations under the Credit Facility are unsecured.

The Credit Agreement contains customary representations, warranties, conditions precedent, events of default, indemnities, and affirmative and negative covenants, including covenants that, among other things, restrict the ability of the Issuer and certain of its subsidiaries to: incur liens; incur indebtedness; make investments; sell or otherwise dispose of the Issuer's or certain of its subsidiaries' assets; enter into certain mergers or consolidations; enter into sale and lease back transactions; and use proceeds of borrowings under the Credit Facility for other than permitted purposes. These covenants are subject to a number of exceptions and qualifications. Certain changes of control with respect to the Issuer would constitute an event of default under the Credit Facility. Upon the occurrence and during the continuance of an event of default, the lenders may terminate any unfunded commitments and declare the outstanding advances and all other obligations under the Credit Facility immediately due and payable.

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The following documents are filed or incorporated by reference as exhibits to this Schedule 13D:

Exhibit Number	Description of Exhibit
Exhibit 7.1	Joint Filing Agreement, dated as of December 9, 2024, among Informa PLC, Informa Jersey Limited, Informa Group Holdings Limited, Informa Group Limited, and Informa US Holdings Limited.*
Exhibit 7.2	Agreement and Plan of Merger, dated as of January 10, 2024, among TechTarget, Inc., Toro CombineCo, Inc., Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Legacy TechTarget with the SEC on January 11, 2024).
Exhibit 7.3	Stockholders Agreement, dated as of December 2, 2024, among Informa PLC, Informa US Holdings Limited, and TechTarget, Inc. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 3, 2024).
Exhibit 7.4	Registration Rights Agreement, dated as of December 2, 2024, between Informa US Holdings Limited and TechTarget, Inc. (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on December 3, 2024).
Exhibit 7.5	Tax Matters Agreement, dated as of December 2, 2024, among TechTarget, Inc., Informa PLC, Informa USA, Inc., Informa Tech LLC, and Informa Intrepid Holdings Inc. (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on December 3, 2024).
Exhibit 7.6	Credit Agreement, dated as of December 2, 2024, between Toro CombineCo, Inc., the Lenders party thereto, and Informa Group Holdings Limited (incorporated herein by reference to Exhibit 10.9 to the Form 8-K filed by the Issuer with the SEC on December 3, 2024).
* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2024

Informa PLC

By:	/s/ Gareth Wright
Name:	Gareth Wright
Title:	Group Finance Director

Informa Jersey Limited

By:	/s/ Rupert Hopley
Name:	Rupert Hopley
Title:	Group General Counsel

Informa Group Holdings Limited

By:	/s/ Simon Bane
Name:	Simon Bane
Title:	Deputy Group General Counsel

Informa Group Limited

By:	/s/ Simon Bane
Name:	Simon Bane
Title:	Deputy Group General Counsel

Informa US Holdings Limited

By:	/s/ Simon Bane
Name:	Simon Bane
Title:	Deputy Group General Counsel

ANNEX I

The name, residence or business address, present principal occupation or employment, and name, principal business, and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Informa PLC are set forth below. Each person listed below is a citizen of the United Kingdom, except Alex Roth is a citizen of the United States, Maria Kyriacou is a citizen of both the United Kingdom and Cyprus, and Zheng Yin is a citizen of the People's Republic of China.

Name and Citizenship	Position with Informa PLC and Principal Occupation or Employment	Address of Informa PLC (except as otherwise indicated)
John Rishton	Director; Chair	5 Howick Place, London, UK, SW1P 1WG
Stephen A. Carter	Director; Group Chief Executive; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Gareth Wright	Director; Group Finance Director; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Gill Whitehead	Non-Executive Director	5 Howick Place, London, UK, SW1P 1WG
Patrick Martell	Director; Group Chief Operating Officer; Chief Executive, Informa Markets; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Louise Smalley	Non-Executive Director	5 Howick Place, London, UK, SW1P 1WG
Joanne Wilson	Non-Executive Director	5 Howick Place, London, UK, SW1P 1WG
Zheng Yin	Non-Executive Director	5 Howick Place, London, UK, SW1P 1WG
Andy Ransom	Non-Executive Director	5 Howick Place, London, UK, SW1P 1WG
Maria Kyriacou	Non-Executive Director	5 Howick Place, London, UK, SW1P 1WG
Penny Ladkin-Brand	Chief Executive, Taylor & Francis; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Andrew Mullins	Chief Executive, Informa Connect; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Gary Nugent	Member, Executive Committee; and Chief Executive Officer, TechTarget, Inc.	5 Howick Place, London, UK, SW1P 1WG TechTarget, Inc., 275 Grove Street, Newton, Massachusetts 02466
Sally Ashford	Group HR Director; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Jeremy Davies	Chief Commercial Officer; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Jill Dougan	Group Chief Marketing Officer; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Rupert Hopley	Group General Counsel and Company Secretary; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Richard Menzies-Gow	Director of Investor Relations, Corporate Communications & Brand; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG
Alex Roth	Director of Strategy and Business Planning; Member, Executive Committee	5 Howick Place, London, UK, SW1P 1WG

ANNEX II

The name, residence or business address, present principal occupation or employment, and name, principal business, and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Informa Jersey Limited are set forth below. Each person listed below is a citizen of the United Kingdom.

Name and Citizenship	Position with Informa Jersey Limited and Principal Occupation or Employment	Address of Informa Jersey Limited
Carl Adrian	Director; Head of Tax Reporting	5 Howick Place, London, UK, SW1P 1WG
Heledd Hanscomb	Director; Group General Counsel and Company Secretary	5 Howick Place, London, UK, SW1P 1WG
Rupert Hopley	Director; Deputy Company Secretary	5 Howick Place, London, UK, SW1P 1WG

ANNEX III

The name, residence or business address, present principal occupation or employment, and name, principal business, and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Informa Group Holdings Limited are set forth below. Each person listed below is a citizen of the United Kingdom.

Name and Citizenship	Position with Informa Group Holdings Limited and Principal Occupation or Employment	Address of Informa Group Holdings Limited
Simon Bane	Director; Deputy Group General Counsel	5 Howick Place, London, UK, SW1P 1WG
Stephen A. Carter	Director; Group Chief Executive	5 Howick Place, London, UK, SW1P 1WG
Rupert Hopley	Director; Group General Counsel and Company Secretary	5 Howick Place, London, UK, SW1P 1WG
Nicholas Perkins	Director; Group Tax Director	5 Howick Place, London, UK, SW1P 1WG
Gareth Wright	Director; Group Finance Director	5 Howick Place, London, UK, SW1P 1WG

ANNEX IV

The name, residence or business address, present principal occupation or employment, and name, principal business, and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Informa Group Limited are set forth below. Each person listed below is a citizen of the United Kingdom.

Name and Citizenship	Position with Informa Group Limited and Principal Occupation or Employment	Address of Informa Group Limited
Simon Bane	Director; Deputy Group General Counsel	5 Howick Place, London, UK, SW1P 1WG
Stephen A. Carter	Director; Group Chief Executive	5 Howick Place, London, UK, SW1P 1WG
Rupert Hopley	Director; Group General Counsel and Company Secretary	5 Howick Place, London, UK, SW1P 1WG
Nicholas Perkins	Director; Group Tax Director	5 Howick Place, London, UK, SW1P 1WG
Gareth Wright	Director; Group Finance Director	5 Howick Place, London, UK, SW1P 1WG

ANNEX V

The name, residence or business address, present principal occupation or employment, and name, principal business, and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Informa US Holdings Limited are set forth below. Each person listed below is a citizen of the United Kingdom.

Name and Citizenship	Position with Informa US Holdings Limited and Principal Occupation or Employment	Address of Informa US Holdings Limited
Simon Bane	Director; Deputy Group General Counsel	5 Howick Place, London, UK, SW1P 1WG
Nicholas Perkins	Director; Group Tax Director	5 Howick Place, London, UK, SW1P 1WG
Gareth Wright	Director; Group Finance Director	5 Howick Place, London, UK, SW1P 1WG